Exhibit 5.1

February 10, 2026

NGL Energy Partners LP
6120 South Yale Avenue, Suite 1300
Tulsa, Oklahoma 74136

Re: NGL Energy Partners LP 2025 Long-Term Incentive Plan (the “Plan”)

Ladies and Gentlemen:

We have examined the Registration Statement on Form S-8 to be filed by NGL Energy Partners LP, a Delaware limited partnership (the “Partnership”), on February 10, 2026, with the Securities and Exchange Commission in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of 10,000,000 units of the Partnership’s common units representing limited partner interests (the “Common Units”).

As your counsel in connection with the Registration Statement, we have examined the proceedings taken by you in connection with the adoption or assumption, as applicable, of the Plan and the authorization of the issuance of the Common Units under the Plan (the “Plan Units”). We have also examined the Partnership’s Certificate of Limited Partnership, as amended, Seventh Amended and Restated Agreement of Limited Partnership, as amended, resolutions of the Board of Directors of the General Partner of the Partnership, and such other Partnership records, instruments, certificates, and documents as we considered necessary or appropriate to enable us to express this opinion.

Based upon the foregoing, we are of the opinion that the Plan Units have been duly authorized for issuance and, when issued and delivered in accordance with the Plan, will constitute validly issued units of the Partnership.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Best regards,

/s/ McAfee & Taft A Professional Corporation